July 5, 2007

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. John Zitko
100 F. St. N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Satellite Security Corporation
Application for Withdrawal of Registration Statement on
Form SB-2 (Registration No. 333-136948) - Filed on August 28, 2006

Mr. John Zitko:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Satellite Security Corporation (the “Registrant”) hereby respectfully requests that its Registration Statement on Form SB-2, Commission File No. 333-136948 (the “Registration Statement”), and all the amendments and exhibits thereto, be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

The Registrant filed the Registration Statement on August 28, 2006 to register up to 112,178,568 shares of its common stock to be resold by the selling stockholders identified therein.  The Registrant is withdrawing the Registration Statement because the Registrant has been relieved of its registration obligations.  The Registration Statement has not become effective and no offers or sales have been made or will be made under the Registration Statement.

The Registrant also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact the Registrant's legal counsel, James A. Mercer III, Esq. at 619-744-2202.

Sincerely,

Satellite Security Corporation

By:	/s/ Zirk Engelbrecht
Zirk Engelbrecht, Chief Executive Officer